March 26, 2025

Edward Wang
Chief Executive Officer
Lake Superior Acquisition Corp
521 Fifth Avenue 17th Floor
New York, NY 10175

       Re: Lake Superior Acquisition Corp
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 17, 2025
           CIK No. 0002043508
Dear Edward Wang:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1. Please further revise your prospectus cover to provide a statement as to all sources of compensation received or to be received by the sponsor and other parties identified in Item 1602(a)(3) of Regulation
       S-K. Without limitation, your disclosure should include the (i) promissory note, administrative services agreement, and amounts payable to the sponsor discussed on page F-14 and (ii) additional private placement units to be issued and purchased if the overallotment option is exercised. Quantify securities that have or will be issued and amounts that are or will be payable. Provide a cross-reference, highlighted by
 March 26, 2025
Page 2

       prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.
Summary, page 1

2. We note your response to prior comment 2. Please further revise the compensation table on page 3 to include all sources of compensation, consistent with revisions to the compensation statement on the prospectus cover. Refer to Item 1602(b)(6) of
       Regulation S-K.
Management, page 125

3. Please revise to identify your director nominees. In this regard, we note three consents are listed as Exhibits 99.2-99.4.
Principal Shareholders, page 133

4. We note revised disclosure that the beneficial ownership table "does not reflect record or beneficial ownership of the private placement units as such private placement units are not exercisable within 60 days." Please revise to clarify whether the table reflects the (i) shares included within the private placement units and (ii) shares underlying the rights included within the private placement units.
Certain Relationships and Related Party Transactions, page 136

5. Please revise this section to provide disclosure regarding the amounts payable, promissory note, and administrative services agreement with the sponsor discussed on page F-14, in addition to any other related party transactions. Refer to
Item 404 of
       Regulation S-K. File any related documents that constitute material contracts under
       Item 601(b)(10) as exhibits to your registration statement.
Description of Securities
Private Placement Units, page 144

6. Please revise disclosure relating to lock-up agreements and registration rights to clarify how these relate to each security comprising the private placement units
       (i.e., Class A shares, rights, and Class A shares underlying rights). Revise as appropriate disclosure that implies public units are redeemable (e.g., "The private placement units are identical to the public units sold in this offering except that: (i)
       they will not be redeemable by us") and that refers to the "exercise" of private placement units. We note disclosure on page F-13 that one private right will convert into one share; reconcile with disclosure elsewhere that six rights convert into one share.
 March 26, 2025
Page 3
Rights, page 144

7. Please revise to more fully discuss the rights included in your units, including whether holders thereof will be entitled to any voting, redemption, and/or dividend rights.
       Include risk factor disclosure regarding the material risks related to rights ownership as appropriate.
Income Tax Considerations, page 158

8. We note you have deleted disclosure regarding the tax consequences of an acquisition of Class A shares pursuant to rights and the expiration or extinguishment of a right.
       Please include disclosure regarding material tax consequences related to your rights, or tell us why you believe such disclosure is not required.
General

9. We note disclosure on page 15 and elsewhere regarding the surrender and cancellation of 1,916,667 Class A ordinary shares, resulting in 3,833,333 Class A ordinary shares remaining outstanding. Please revise to reconcile the apparent inconsistency with references elsewhere to the founder shares as Class B, rather than Class
A.
       Additionally revise as appropriate footnotes on page 133 that refer to the sponsor as the holder of 5,000,000 founder shares.
10. We note disclosure on page 133 and elsewhere that the sponsor will transfer 185,000 founder shares to five individuals. If any of these transfers constitutes compensation received or to be received by the sponsor, its affiliates, and promoters, please revise the compensation statement on your prospectus cover and compensation table in your summary to include the disclosures respectively required by Items 1602(a)(3) and
       (b)(6) of Regulation S-K.
11. We note your response to prior comment 6. However, we continue to note references to both private placement units and Class A shares issued upon conversion of working capital loans (e.g., pages 60 and 63); please reconcile.

       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Giovanni Caruso